

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 20, 2016

John Berner, President
Media Assets Group, Inc.
P.O. Box 48899A
Los Angeles, CA 90048

      Re: **Media Assets Group, Inc.**
             Amendment No. 3 to
             Offering Statement on Form 1-A
             Filed December 30, 2015
             File No. 024-10486

Dear Mr. Berner:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 16, 2015 letter.

General

Part I

1. We note your response to prior comment 2, which indicates that selling shareholders will offer 5 million shares in the offering. You reference $300,000 as the total amount of the offering price attributable to selling shareholders. Further, the cover page of the Offering Circular indicates that the selling shareholders are offering up to 7,325,000 shares. Please amend your offering statement to include the correct amount and revise for consistency, as necessary.

Part II

Offering Circular

2. We note your response to our prior comment 2 and reissue the comment in part. Please clarify that the selling shareholder shares will be offered at the fixed price until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices, if applicable.

Directors, Executive Officers and Significant Employees, page 28

3. We have reviewed your response to prior comment 5 and we reissue the comment. Please revise your description of Mr. Berner's business experience to briefly clarify his business experience during the last 5 years. Refer to Item 10(c) of Form 1-A. In addition, we note the disclosure regarding Riviera Capital Management, which appears to be an inactive investment advisor. Refer to http://www.adviserinfo.sec.gov/IAPD/Firm/115591. Please revise or advise. Please also clarify what Mr. Berner's role was with Riviera Capital Management and the dates for which he was active or advise.

Part III Exhibits

4. We note that the index to attached exhibits includes the auditors consent, however the auditors consent does not appear to be included with this amendment. Please note that the auditors consent needs to be revised to be currently dated. Please revise accordingly.

    You may contact Efrossyni Simpson at 202-551-3346 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3210 with any other questions.

                                    Sincerely,

                                    /s/ Susan Block

                                    Susan Block
                                    Attorney-Advisor